Filed pursuant to Rule 424(b)(3)
Registration File No. 333-186111

REALTY FINANCE TRUST, INC.
SUPPLEMENT NO. 14, DATED FEBRUARY 10, 2016,
TO THE PROSPECTUS, DATED APRIL 30, 2015

This prospectus supplement, or this Supplement No. 14, is part of the prospectus of Realty Finance Trust, Inc., or the Company, dated April 30, 2015, or the Prospectus, as supplemented by Supplement No. 8 dated November 2, 2015, Supplement No. 9 dated November 10, 2015, Supplement No. 10 dated November 16, 2015, Supplement No. 11 dated November 19, 2015, Supplement No. 12 dated November 25, 2015 and Supplement No. 13 dated December 18, 2015. This Supplement No. 14 supplements, modifies or supersedes certain information contained in the Prospectus as supplemented. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. Terms used in this Supplement No. 14 and not otherwise defined herein have the same meanings as set forth in the Prospectus and any supplements thereto.

The purpose of this Supplement No. 14 is to:

•	update the disclosure relating to the deregistration of shares in the primary offering and the reallocation of shares from the primary offering to the dividend reinvestment plan offering;
•	update the disclosure regarding the share repurchase program;
•	update the disclosure regarding the Administrator of the distribution reinvestment plan; and
•	update the manner by which net asset value is calculated under the distribution reinvestment plan.

Reallocation of Primary Offering Shares to the Dividend Reinvestment Plan Offering

The following disclosure updates disclosure throughout the Prospectus regarding the status of the offering.

On January 22, 2016, our Board, including its independent directors, unanimously determined to reallocate shares previously offered in the primary offering to the dividend reinvestment plan offering. As a result, we can offer up to a maximum of 66,542,105 total shares pursuant to our dividend reinvestment plan. All remaining shares related to the primary offering were deregistered.

Amended and Restated Share Repurchase Program

The following disclosure updates disclosure throughout the Prospectus regarding the share repurchase program appearing throughout the Prospectus, as supplemented.

Our Board unanimously approved an amended and restated share repurchase program which will become effective on February 28, 2016. The amended and restated share repurchase program, which we refer to as the share repurchase program, will supersede and replace our previous share repurchase program. Subject to certain conditions, stockholders that purchased shares of our common stock or received their shares from us (directly or indirectly) through one or more non-cash transactions and have held their shares for a period of at least one year may request that we repurchase their shares of common stock so long as the repurchase otherwise complies with the provisions of Maryland law. Repurchase requests made following the death or qualifying disability of a stockholder will not be subject to any minimum holding period.

The repurchase price per share for requests other than for death or disability will be equal to the most-recent estimated net asset value per share of our common stock calculated by our advisor in accordance with our valuation guidelines, or estimated per-share NAV, multiplied by a percentage equal to (i) 92.5%, if the person seeking repurchase has held his or her shares for a period greater than one year and less than two years; (ii) 95%, if the person seeking repurchase has held his or her shares for a period greater than two years and less than three years; (iii) 97.5%, if the person seeking repurchase has held his or her shares for a period greater than three years and less than four years; or (iv) 100%, if the person seeking repurchase has held his or her shares for a period greater than four years. In the case of requests for death or disability, the repurchase price per share will be equal to the estimated per-share NAV at the time of repurchase.

Repurchases pursuant to the share repurchase program, when requested, generally will be made semiannually (each six-month period ending June 30 or December 31, a “fiscal semester”). Repurchases for any fiscal semester will be limited to a maximum of 2.5% of the weighted average number of shares of common stock outstanding during the previous fiscal year, with a maximum for any fiscal year of 5.0% of the weighted average number of shares of common stock outstanding during the previous fiscal year. Funding for repurchases pursuant to the share repurchase program for any given fiscal semester will be limited to proceeds received during that same fiscal semester through the issuance of common stock pursuant to any DRIP in effect from time to time, provided that the Board has the power, in its sole discretion, to determine the amount of shares repurchased during any fiscal semester as well as the amount of funds to be used for that purpose. Due to these limitations, we cannot guarantee that we will be able to accommodate all repurchase requests made during any fiscal semester or fiscal year. However, a stockholder may withdraw its request at any time or ask that we honor the request when funds are available. Pending repurchase requests will be honored on a pro rata basis. We will generally pay repurchase proceeds, less any applicable tax or other withholding required by law, by the 31st day following the end of the fiscal semester during which the repurchase request was made.

As previously announced, our Board unanimously determined to change the frequency with which we calculate our estimated per-share NAV. Pursuant to the Board’s determination, calculations of our estimated per-share NAV will occur periodically, at the discretion of the Board, provided that such calculations will be made at least annually. Following its calculation, our estimated per-share NAV will be disclosed in a periodic report. The most recent calculation of our estimated per-share NAV approved by the Board occurred on November 4, 2015 based on our net asset value as of September 30, 2015.

New Administrator of Our Amended and Restated Distribution Reinvestment Plan

The following disclosure updates disclosure throughout the Prospectus regarding the DRIP appearing throughout the Prospectus, as supplemented.

The DRIP shall be administered by us, or a third party. The DRIP is currently administered by us.

Annual Calculation of Estimated Per Share NAV

The following disclosure updates disclosure throughout the Prospectus regarding our valuation guidelines appearing throughout the Prospectus, as supplemented.

Commencing with the initial NAV pricing date and on each pricing date thereafter (unless we list our common stock on a national securities exchange), our advisor will be responsible for calculating our NAV, periodically, provided that such calculations will be made at least annually.

To calculate our estimated per share NAV, our advisor will follow the guidelines established in IPA 2013-01. IPA 2013-01 outlines the following in NAV methodology to calculate NAV:

Step 1: Determination of Gross Asset Value: We will establish the value of our real estate debt and real estate security investment assets. We will establish the fair value of any other tangible assets. For this purpose, cash, receivables, and certain prepaid expenses and other current assets which have a defined and quantifiable future value should be included. Assets with a future value may include, but are not necessarily limited to, prepaid expenses and taxes, acquisition deposits and prepaid interest income where not otherwise accounted for in the determination of the fair values of debt related assets. Intangible assets to be excluded include, but are not limited to, deferred financing costs, and all assets/liabilities required by ASC 805. Private non-listed securities and business interests will be valued at estimated fair value.

Step 2: Determination of Liabilities: Current liabilities will be valued at GAAP book value when it approximates fair value. Debt maturing in one year or more will be valued at fair value, or mark to market. The value of minority interests will be based on allocation of fair value of assets less liabilities of each joint venture based on each applicable provision of the joint venture agreement relating to the allocation of economic interests between the parties.

Step 3: Preferred Securities, Special Interests & Incentive Fee Adjustments: We will calculate and deduct: (i) any net asset value allocable to preferred securities; and (ii) any estimated incentive fees, participations, or special interests held by or allocable to the sponsor, advisor or its affiliates, based on our aggregate NAV and payable in a hypothetical liquidation of the company as of the valuation date in accordance with the provisions of the operating partnership and advisory agreements and the terms of the preferred securities.

Step 4: Determination of Per Share Amount: We will divide the resulting NAV allocable to stockholders by the number of common shares outstanding on the valuation date (fully diluted).

Our advisor will estimate these amounts based on factors such as (1) quarterly projected cash flows for the assets; (2) estimated management fees payable to our advisor; (3) quarterly budgets for all other expenses; and (4) year-to-date actual performance data. Our advisor will update our budgets and adjust our accruals to reflect actual operating results and to reflect outstanding receivable, payable and other account balances at least one time per month. Our advisor will then add any assets held directly by the REIT, including cash and cash equivalents, and subtract any estimated accrued liabilities that the operating partnership will not reimburse. The result of this calculation will be our NAV as of the end of such business day. Our estimated per share NAV will be determined by dividing our NAV by the number of outstanding shares of our common stock, prior to giving effect to any share purchases or repurchases on such day.

Our advisor is responsible for the ultimate calculation of the estimated per share NAV, but its determinations are subject to the review of our board of directors, which will oversee our advisor’s NAV calculation and review the process used by our advisor to estimate accrued liabilities and calculate NAV, periodically, provided that such calculations will be made at least annually. The independent directors are responsible for reviewing the compensation to our advisor and determining that such compensation is reasonable in relation to the nature and quality of the services performed by our advisor, including the calculations of NAV, and our board of directors will evaluate our advisor’s performance annually. If the independent directors or our board of directors determines that our advisor’s fees are not appropriate in light of its performance and the services to be performed by our advisor, including the calculations of NAV, our board of directors may request that our advisor reduces its fees, terminate the advisory agreement with our advisor or retain a new advisor.

Though NAV is presented to provide a valuation at which our shares may be purchased or repurchased, no liquidity discounts will be made to the NAV to represent the limited nature in which a stockholder may request the repurchase of their shares under the current or any amended share repurchase program.